UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HILL INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

431466101
(CUSIP Number)

David L. Richter Chairman and CEO Richter Capital LLC 274 Carter Road Princeton, NJ 08540 (609) 306-1871
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 26, 2018
(Date of Event with Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431466101	13D	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS David L. Richter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 1,070,627
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 3,002,840
	9	SOLE DISPOSITIVE POWER 1,070,627
	10	SHARED DISPOSITIVE POWER 3,002,840
11		AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON 4,073,467
12
CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)

The amount of shares held by David L. Richter (i) includes 3,002,840 shares of common stock held by Richter Capital LLC, of which Mr. Richter is the Chairman and CEO and sole member, (ii) includes 44,000 shares owned, in the aggregate, by Mr. Richter's minor children over which he has voting authority, and (iii) excludes 5,000 shares owned by Mr. Richter's spouse.

☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.69%
14		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 431466101	13D	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS Richter Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 3,002,840
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,002,840
11		AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON 3,002,840
12
CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)

The amount of shares held by Richter Capital LLC excludes (i) 1,026,627 shares of common stock held by David L. Richter, (ii) excludes 44,000 shares owned, in the aggregate, by Mr. Richter's minor children over which he has voting authority, and (iii) excludes 5,000 shares owned by Mr. Richter's spouse.

☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.67%
14		TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 431466101	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Hill International, Inc., a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is One Commerce Square, 2005 Market Street, 17th Floor, Philadelphia, PA 19103.

This Amendment No. 1 is jointly filed by and on behalf of each of David L. Richter ("Mr. David Richter") and Richter Capital LLC, a limited liability company organized under the laws of the state of Delaware ("Richter Capital") (collectively, the "Reporting Persons").  Mr. David Richter previously filed a statement on Schedule 13D on July 10, 2006 (the "Initial Filing") to report his beneficial ownership of shares of the Issuer.  The Initial Filing also identified as reporting persons Messrs. Irvin E. Richter, Brady H. Richter and Stuart S. Richter.  Such persons were included therein at the time of the Initial Filing as members of an expressly affirmed group.  In a subsequent amendment to the Initial Filing, Mr. Irvin E. Richter and Mr. David Richter elected to jointly file a single Schedule 13D pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, to report each person's beneficial ownership of shares of the Issuer.  In a further amendment to the Initial Filing, Mr. Irvin E. Richter indicated that he was no longer electing to file Schedule 13D jointly with Mr. David Richter. The Reporting Persons' Amendment No. 1 is being filed to amend and supplement the information previously disclosed with respect to Mr. David Richter's beneficial ownership of shares of the Issuer.

Item 2.  Identity and Background.

(a)  This Amendment No. 1 is jointly filed by and on behalf of each of the Reporting Persons.  As of the date of this Amendment No. 1, Mr. David Richter is the sole member and owns all of the outstanding limited liability company interests in Richter Capital, and serves as its Chairman and Chief Executive Officer.  The Reporting Persons are filing this Amendment No. 1 jointly pursuant to a Joint Filing Agreement dated as of July 6, 2018 (the "Joint Filing Agreement"), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Each of the Reporting Persons declares that neither the filing of this Amendment No. 1 nor anything contained herein shall be construed as an admission that such Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares of Common Stock covered by this Amendment No. 1.

(b)  The business address of Mr. David Richter is 274 Carter Road, Princeton, NJ 08540.  The business address of Richter Capital is 274 Carter Road, Princeton, NJ 08540.

(c)  The present principal occupation of Mr. David Richter is serving as Chairman and Chief Executive Officer of Richter Capital.  The principal business of Richter Capital is asset management.

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. David Richter is a citizen of the United States of America.

CUSIP No. 431466101	13D	Page 5 of 7 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by Mr. David Richter were acquired through a gift and through purchases of shares from the Issuer, including shares acquired through grants and awards made to Mr. David Richter in connection with certain compensatory arrangements between the Issuer and Mr. David Richter while he was an employee of the Issuer.  The shares of Common Stock beneficially owned by Richter Capital were acquired through an initial capital contribution made by Mr. David Richter.

Item 4. Purpose of Transaction.

The shares covered by this Amendment No. 1 are being held by the Reporting Persons for investment purposes only.  The Reporting Persons have no present plans or intentions to acquire additional shares of the common stock of the Issuer, or to cause any other person to dispose of shares of common stock of the Issuer.  Aside from estate planning and tax planning transactions, the Reporting Persons have no present plans or intentions to dispose of shares, or to cause any other person to dispose of shares, of the Issuer. However, based on a variety of factors including, without limitation, the Issuer's financial position, the market price of the shares of the Issuer's common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their ownership of shares of the common stock of the Issuer as they deem appropriate including, without limitation, purchasing additional shares, disposing of some or all of their shares, or (to the extent permitted by applicable law) engaging in the short selling of, or any hedging or similar transaction with respect to, the shares of Common Stock.  Any purchase or sale of shares may be on the open market, in block trades, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except as described above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons may exercise any and all of their rights as shareholders of the Issuer in a manner consistent with their ownership interests and investment objectives.  The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the shares of common stock they own, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as the Reporting Persons may determine.

Item 5.  Interest in Securities of the Issuer.

(a)  The aggregate percentage of shares reported owned by each person named herein is based upon 52,960,817 shares of common stock outstanding as of March 31, 2018, according to the Issuer's Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2018.  As of July 6, 2018, Mr. David Richter beneficially owned 4,073,467 shares of common stock of the Issuer (including 3,002,840 shares owned by Richter Capital), constituting approximately 7.69% of the shares of common stock outstanding of the Issuer and Richter Capital beneficially owned 3,002,840 shares of common stock of the Issuer, constituting approximately 5.67% of the shares of common stock of the Issuer outstanding.

(b)  Mr. David Richter has (i) the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of the 1,070,627 shares of common stock of the Issuer held in Mr. David Richter's name or in the names of his minor children and (ii) the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of the 3,002,840 shares of common stock of the Issuer held by Richter Capital.

(c)  None of the Reporting Persons has conducted any transactions in Issuer securities during the past sixty days.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock of the Issuer owned by them.

(e)  Not applicable.

CUSIP No. 431466101	13D	Page 6 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 6, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described in Items 2, 3, 4, 5 and 6 hereof and the document attached as an exhibit hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Exhibit Name
99.1	Joint Filing Agreement, dated as of July 6, 2018.

CUSIP No. 431466101	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: July 6, 2018

/s/ David L. Richter
DAVID L. RICHTER

RICHTER CAPITAL LLC

/s/ David L. Richter
By: David L. Richter
Chairman and CEO/Sole Member